EXHIBIT 21.1

SUBSIDIARIES OF FORTRESS BIOTECH, INC.

Subsidiaries of Fortress Biotech, Inc. at December 31, 2018, with jurisdiction of incorporation or formation:

•	Aevitas Therapeutics, Inc. (Delaware)
•	Avenue Therapeutics, Inc. (Delaware)’
•	Caelum Biosciences, Inc. (Delaware), formerly FBIO Acquisition Corp. II
•	CB Securities Corporation (Massachusetts)
•	Cellvation Inc. (Delaware), formerly FBIO Acquisition Corp. I
•	Checkpoint Therapeutics, Inc. (Delaware)
•	Cyprium Therapeutics, Inc. (Delaware)
•	Coronado SO Co. (Delaware)
•	Escala Therapeutics, Inc., formerly Altamira Biosciences, Inc. (Delaware)
•	FBIO Acquisition Corp. IV, VI – XIV (Delaware)
•	GeneXion Oncology, Inc. (Delaware), formerly FBIO Acquisition Corp. III
•	Helocyte, Inc., formerly DiaVax Biosciences, Inc. (Delaware)
•	Innmune Limited (United Kingdom)
•	Journey Medical Corporation (Delaware)
•	Mustang Bio, Inc. (Delaware)
•	Tamid Bio, Inc. (Delaware), formerly FBIO Acquisition Corp. V
•	Fortress Biotech, China, Inc.